Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of shares of common stock to be registered (1)	Proposed Maximum Offering price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Ordinary Shares, no par value per share	5,000,000	$0.1	$500,000	$46.35

Total	5,000,000	$0.1	500,000	46.36

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered hereby an additional indeterminate number of ordinary shares of the Registrant’s, no par value (the “Shares”) as may become issuable to the selling stockholder as a result of stock splits, stock dividends and similar transactions, and, in any such event, the number of shares registered hereby shall be automatically increased to cover the additional shares.

(2)	Estimated in accordance with Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee.